Filed Pursuant to Rule 424(b)(5)
Registration Nos. 333-83180
333-83180-03

PROSPECTUS SUPPLEMENT

September 16, 2003

(To prospectus dated February 28, 2002)

$1,000,000,000 BP Capital Markets p.l.c. $500,000,000 LIBOR Guaranteed Notes Due October 15, 2004 $500,000,000 2.625% Guaranteed Notes Due March 15, 2007

Payment of the principal of and interest on the notes is guaranteed by

BP p.l.c.

The notes being offered:

•	LIBOR Guaranteed Notes Due October 15, 2004 (the “LIBOR notes”)

•	The LIBOR notes will bear interest at the three-month U.S. dollar LIBOR rate minus 0.08%, except that for the first interest period, commencing September 23, 2003 and ending December 15, 2003, they will bear interest at a rate interpolated between the two-month and three-month U.S. dollar LIBOR rates minus 0.08% and during the final interest period they will bear interest at the one-month U.S. dollar LIBOR rate minus 0.08%. BP Capital Markets p.l.c. will pay interest on the LIBOR notes on December 15, 2003 and thereafter on the fifteenth calendar day of each March, June, September and October.

•	2.625% Guaranteed Notes Due March 15, 2007 (the “fixed rate notes” and, together with the LIBOR notes, the “notes”)

•	The fixed rate notes will bear interest at the rate of 2.625% per year. BP Capital Markets p.l.c. will pay interest on the fixed rate notes on each March and September, commencing March 15, 2004.

Payment of the principal of and interest on the notes is guaranteed by BP p.l.c.

Application will be made to list each series of the notes on the Luxembourg Stock Exchange in accordance with its rules.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the related prospectus. Any representation to the contrary is a criminal offense.

Investment in these securities involves certain risks. See “Risk Factors” beginning on page 1 of the attached prospectus.

LIBOR Notes	Per Note	Total
Public Offering Price and Net Proceeds to BP Capital Markets p.l.c. (before expenses)	100%	$500,000,000

Fixed Rate Notes

The underwriters propose to offer the fixed rate notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale. The underwriters have agreed to purchase the notes from us at 99.5965% of their principal amount ($497,982,500 aggregate proceeds, before expenses, to us), subject to the terms and conditions of the underwriting agreement between the underwriters and us.

Interest on the LIBOR notes and the fixed rate notes will accrue from September 23, 2003.

The underwriters expect to deliver the notes to purchasers in book-entry form only through the facilities of The Depository Trust Company on or about September 23, 2003.

ABN AMRO Incorporated	Lehman Brothers

FOR NEW HAMPSHIRE RESIDENTS ONLY: NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY, OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER, OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

IN CONNECTION WITH THIS ISSUE, EITHER UNDERWRITER OR ANY OF THEIR RESPECTIVE AGENTS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WITH A VIEW TO SUPPORTING THE MARKET PRICE OF THE NOTES OF EITHER SERIES AT A LEVEL HIGHER THAN THAT WHICH MIGHT OTHERWISE PREVAIL FOR A LIMITED PERIOD. IN ANY JURISDICTION WHERE THERE CAN BE ONLY ONE STABILIZING AGENT, LEHMAN BROTHERS INTERNATIONAL (EUROPE) OR ITS AGENTS SHALL EFFECT ANY SUCH TRANSACTIONS. HOWEVER, NONE OF THE TRANSACTIONS DESCRIBED IN THIS PARAGRAPH ARE REQUIRED AND SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME AND MUST BE BROUGHT TO AN END AFTER A LIMITED PERIOD.

The distribution of this prospectus supplement and prospectus and the offering of the notes in certain jurisdictions may be restricted by law. This prospectus supplement and prospectus do not constitute an offer, or an invitation on BP Capital Markets p.l.c.’s (“BP Capital U.K.”) and BP p.l.c.’s (“BP”) behalf or on behalf of the underwriters to subscribe to or purchase any of the notes, and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation. See “Underwriting” below.

BP Capital U.K. and BP will apply for, and will pursue, listing of each series of the notes on the Luxembourg Stock Exchange though neither BP Capital U.K. nor BP can guarantee that such listing will be obtained. Inquiries regarding the listing status of the notes on the Luxembourg Stock Exchange should be directed to our Luxembourg listing agent, Kredietbank S.A. Luxembourgeoise.

This prospectus supplement and the attached prospectus shall be used solely for the purpose of considering a purchase of the notes. The prospectus supplement and the prospectus include particulars given in compliance with the rules governing the listing of securities on the Luxembourg Stock Exchange for the purpose of giving information with regard to BP Capital U.K. and BP. BP Capital U.K. and BP accept responsibility for the information contained in this prospectus supplement and prospectus (including information incorporated by reference) and confirm, having made all reasonable inquiries, that, to the best of the knowledge and belief of BP Capital U.K. and BP, there are no other facts the omission of which would make any statement herein and in the documents incorporated by reference misleading in any material respect.

DESCRIPTION OF NOTES

This section outlines the specific financial and legal terms of the notes that are more generally described under “Description of Debt Securities and Guarantees” beginning on page 8 of the prospectus that is attached to this prospectus supplement. If anything described in this section is inconsistent with the terms described under “Description of Debt Securities and Guarantees” in the attached prospectus, the terms described below shall prevail.

LIBOR Guaranteed Notes Due October 15, 2004

•	Title: LIBOR Guaranteed Notes due October 15, 2004.

•	Total principal amount being issued: $500,000,000.

•	Issuance date: September 23, 2003.

•	Due date for principal: October 15, 2004.

•	Interest rate: For the initial interest period, commencing September 23, 2003 and ending December 15, 2003, a rate interpolated between the two-month and three-month U.S. dollar London interbank offered rates (“LIBOR”) minus 0.08%. For each interest period except the first and last interest periods, three-month U.S. dollar LIBOR minus 0.08%. For the last interest period, one-month U.S. dollar LIBOR minus 0.08%. Interest will be computed on the basis of the actual number of days in the relevant year divided by a 360-day year.

•	Date interest starts accruing: September 23, 2003.

•	Interest due dates: December 15, 2003 and thereafter on the fifteenth calendar day of each March, June, September and October.

•	Regular record dates for interest: Fifteen calendar days immediately preceding each respective interest payment date.

•	Calculation Agent: The calculation agent will be Lehman Brothers Inc.

•	Business Day: If any payment is due in respect of the LIBOR notes on a day that is not a business day or an interest payment date for the LIBOR notes (other than the maturity date of the LIBOR notes), it will be made on the next following business day, provided that no interest will accrue on the payment so deferred. If any interest payment date for the LIBOR notes (other than the maturity date of the LIBOR notes) falls on a day which is not a business day, such interest payment date will be postponed to the next succeeding business day, except that if such next succeeding business day is in the next calendar month, such interest payment date will be the next preceding business day. A “business day” for these purposes is any weekday on which banking or trust institutions in neither New York nor London are authorized generally or obligated by law, regulation or executive order to close.

2.625% Guaranteed Notes Due March 15, 2007

•	Title: 2.625% Guaranteed Notes due March 15, 2007.

•	Total principal amount being issued: $500,000,000.

•	Issuance date: September 23, 2003.

•	Due date for principal: March 15, 2007.

•	Interest: Interest will be computed on the basis of a 360-day year composed of twelve 30-day months.

•	Interest rate: 2.625% per annum.

•	Date interest starts accruing: September 23, 2003.

•	Interest due dates: Every March 15 and September 15.

•	First interest due date: March 15, 2004.

•	Regular record dates for interest: Every March 1 and September 1, beginning March 1, 2004.

•	Business Day: If any payment is due in respect of the fixed rate notes on a day that is not a business day, it will be made on the next following business day, provided that no interest will accrue on the payment so deferred. A “business day” for these purposes is any weekday on which banking or trust institutions in neither New York nor London are authorized generally or obligated by law, regulation or executive order to close.

The following provisions will apply to each series of notes:

•	Guarantee: Payment of the principal of and interest on the notes is guaranteed by BP. For more information about the guarantee, you should read “Description of Debt Securities and Guarantees” beginning on page 8 of the attached prospectus.

•	Ranking: The notes are unsecured and will rank equally with all of BP Capital U.K.’s other unsecured and unsubordinated indebtedness.

•	Payment of additional amounts: None payable under current law.

•	Form of notes: Each series of the notes will be issued as one or more global securities. You should read “Legal Ownership—Global Securities” beginning on page 6 of the attached prospectus for more information about global securities.

•	Name of depositary: The Depository Trust Company, commonly referred to as “DTC”.

•	Trading through DTC, Clearstream, Luxembourg and Euroclear: Initial settlement for the notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC’s rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System. Secondary market trading between Clearstream Banking, société anonyme, in Luxembourg (“Clearstream, Luxembourg”), customers and/or Euroclear Bank S.A./N.V. (“Euroclear”) participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream, Luxembourg and Euroclear and will be settled using the procedures applicable to conventional Eurobonds in immediately available funds. For more information about global securities held by DTC through Clearstream, Luxembourg or Euroclear, you should read “Clearance and Settlement” beginning on page 18 of the attached prospectus.

•	Listing: Application will be made to list the notes on the Luxembourg Stock Exchange in accordance with its rules.

•	Redemption: The notes are not redeemable, except as described under “Description of Debt Securities and Guarantees—Optional Tax Redemption” on page 15 of the attached prospectus. The provisions for optional tax redemption described therein will apply to changes in tax treatments occurring after September 16, 2003. At maturity, the notes will be repaid at par.

•	Sinking fund: There is no sinking fund.

•	Trustee: BP Capital U.K. will issue each series of the notes under an indenture with JPMorgan Chase Bank, as trustee, dated as of March 8, 2002, which is referred to on page 8 of the attached prospectus, and a supplemental indenture with JPMorgan Chase Bank, as trustee, to be entered into on September 23, 2003.

•	Net Proceeds: The net proceeds, before expenses, will be $997,982,500.

•	Governing law and jurisdiction: The indenture, the supplemental indenture, the notes and the guarantee are governed by New York law. Any legal proceeding arising out of or based upon the indenture, the supplemental indenture, the notes or the guarantee may be instituted in any state or federal court in the Borough of Manhattan in New York City, New York.

BP Capital U.K.’s principal executive offices are located at Breakspear Park, Breakspear Way, Hemel Hempstead, Herts, HP2 4UL England.

LIBOR Notes

For the initial period of September 23, 2003, up to (but not including) December 15, 2003, interest on the LIBOR notes will be payable in arrears on December 15, 2003 at a rate interpolated between the two-month and three-month U.S. dollar LIBOR rates minus 0.08%. Thereafter, until the last interest period, interest on the LIBOR notes will be payable in arrears at the three-month U.S. dollar LIBOR rate minus 0.08%, on the fifteenth calendar day of each March, June and September, ending on September 15, 2004. For the final period of September 15, 2004, up to (but not including) October 15, 2004, interest on the LIBOR notes will be payable in arrears on October 15, 2004 at the one-month U.S. dollar LIBOR rate minus 0.08%. Each of December 15, 2003, March 15, 2004, June 15, 2004, September 15, 2004 and October 15, 2004 is an interest payment date and the date two London business days prior to each of these dates is an interest determination date. For each period beginning on, and including, an interest payment date and ending on, but not including, the following interest payment date, interest will be paid at the three-month, or, as applicable, one-month U.S. dollar LIBOR rate minus 0.08% determined on the interest determination date for that period.

On each interest determination date, the applicable U.S. dollar LIBOR will be determined by the calculation agent and shall be the three-month, or, as applicable, interpolated two-month and three-month or one-month rate for deposits in U.S. dollars commencing on the second London business day immediately following such interest determination date that appears on the designated LIBOR page as of 11:00 a.m., London time, on such interest determination date. The designated LIBOR page is page 3750 on Moneyline Telerate, Inc., or any successor service for the purpose of displaying the London interbank rates of major banks for U.S. dollars. Page 3750 is the display designated as page “3750” on Moneyline Telerate, Inc., or such other page as may replace the 3750 page on that service or such other service or services as may be nominated by the British Bankers’ Association for the purpose of displaying London interbank offered rates for U.S. dollar deposits. A London business day is any day on which dealings in U.S. dollars are transacted in the London interbank market.

If no rate appears on the designated LIBOR page, the calculation agent will determine LIBOR for such interest determination date as follows:

•	The calculation agent will request the principal London offices of each of four major reference banks in the London interbank market (which may include affiliates of the underwriters), as selected by the calculation agent, to provide the calculation agent with its offered quotation for deposits in U.S. dollars for a three-month, or, as applicable, one-month period, commencing on the second London business day immediately following such interest determination date, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on such interest determination date and in a principal amount of not less than $1,000,000.

•	If at least two such quotations are provided, LIBOR determined on such interest determination date will be the arithmetic mean (rounded, if necessary to the nearest one-hundred-thousandth of a percentage point, with five-millionths of a percentage point rounded upwards) of such quotations.

•	If fewer than two quotations are provided, LIBOR determined on such interest determination date will be the arithmetic mean (rounded, if necessary to the nearest one-hundred-thousandth of a percentage point, with five-millionths of a percentage point rounded upwards) of the rates quoted at approximately 11:00 a.m. in the City of New York on such interest determination date, by three major banks in the City of New York selected by the calculation agent for loans in U.S. dollars to leading European banks, for a three-month or, as applicable, one-month period and in a principal amount of not less than $1,000,000.

•	If the banks so selected by the calculation agent are not quoting as mentioned above, LIBOR will remain unchanged from the previous period.

Assumption by BP Capital Markets America Inc.

BP Capital U.K. may, at its option at any time, cause BP Capital Markets America Inc. (“BP Capital America”), a wholly-owned indirect subsidiary of BP incorporated under the laws of Delaware on February 15, 2002, to assume all of the rights and obligations of BP Capital U.K. under each series of the notes and the indenture and the supplemental indenture insofar as they relate to the assumed series of notes. To effect the assumption, BP Capital U.K., BP Capital America and BP will execute another supplemental indenture and deliver it to the trustee. BP Capital U.K. will be relieved of any further obligation under the assumed series of notes and the indenture and the supplemental indenture insofar as they relate to the assumed notes upon BP Capital America’s assumption of the series of the notes.

The U.S. federal income tax consequences to U.S. holders of an assumption by BP Capital America are discussed under “Tax Considerations.”

RECENT DEVELOPMENTS

On August 29, 2003 BP and the Alfa Group and Access-Renova (“AAR”) announced that they had completed the deal to combine their Russian and Ukrainian oil and gas businesses which was the final step in the creation of TNK-BP, a new company owned and managed 50:50 by BP and AAR. BP will pay AAR $2.6 billion in cash and three annual tranches of $1.25 billion in BP shares. In addition, BP and AAR agreed that AAR’s 50 per cent interest in Slavneft will be incorporated into TNK-BP in return for a cash payment by BP of $1.35 billion, subject to adjustments. Completion of the Slavneft deal is subject to the approval of the regulatory authorities of the EU, Russia and Belarus. The transaction does not at this time include BP’s Sakhalin interest which could be contributed to TNK-BP at a later date.

TAX CONSIDERATIONS

The following summary is a general discussion of certain United States federal income tax consequences applicable under current law to a U.S. holder, as defined below, of an assumption by BP Capital America of all the rights and obligations of BP Capital U.K. under either series of the notes. A “U.S. holder” for these purposes means a beneficial owner of BP Capital U.K. notes that is for United States federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation or other entity created or organized under the laws of the United States or any political subdivision thereof, (c) an estate the income of which is subject to United States federal income taxation regardless of source or that is otherwise subject to United States federal income tax on a net income basis in respect of the BP Capital U.K. notes, or (d) a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust. The discussion does not deal with special classes of holders, such as dealers in securities or currencies, traders in securities that elect to mark-to-market, banks, financial institutions, insurance companies, tax-exempt organizations, holders that are not U.S. holders, persons holding BP Capital U.K. notes or persons holding BP Capital U.K. notes as part of a straddle or in connection with a conversion transaction. In addition, the discussion does not describe any tax consequences arising out of the laws of any state or local or foreign jurisdiction. This discussion assumes that the BP Capital U.K. notes are held as “capital assets” for United States federal income tax purposes. BP Capital U.K. has not sought any rulings from the Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in this discussion, and there can be no assurance that the IRS will agree with such statements and conclusions.

For United States federal income tax purposes, an assumption by BP Capital America of all the rights and obligations of BP Capital U.K. under either series of the notes would, under applicable Treasury regulations, be treated as a deemed taxable exchange (a “Deemed Exchange”) of BP Capital U.K. notes (the “Old Notes”) for new notes issued by BP Capital America (the “New Notes”). Subject to the discussion of the market discount rules below, a U.S. holder of Old Notes will recognize capital gain or loss in an amount equal to the difference between issue price (as determined for U.S. federal income tax purposes) of the New Notes and such U.S. holder’s adjusted tax basis in the Old Notes and the holding period for the New Notes will commence on the day after the Deemed Exchange.

The determination of the issue price of the New Notes will depend on whether the Old Notes or New Notes will be treated as publicly traded for United States federal income tax purposes. If the New Notes are treated as publicly traded for United States federal income tax purposes, the issue price of the New Notes will be the fair market value of the New Notes at the time of issuance. If the Old Notes are treated as publicly traded for United States federal income tax purposes and the New Notes are not treated as publicly traded for United States federal income tax purposes, the issue price of the New Notes will be the fair market value of the Old Notes at the time of an assumption. If neither the Old Notes nor the New Notes are treated as publicly traded for United States federal income tax purposes, the issue price of the New Notes will be their stated redemption price at maturity. A U.S. holder’s adjusted tax basis in Old Notes generally will equal the cost of the Old Notes to such U.S. holder, increased by the amount of interest on the Old Notes previously taken into income by the U.S. holder but not yet received by the U.S. holder and by the amount of any market discount previously taken into income by the U.S. holder, and reduced by the amount of any amortized bond premium previously amortized by the U.S. holder with respect to the Old Notes and by any principal payments on the Old Notes. The maximum rate at which long-term capital gains of non-corporate U.S. holders will be taxed generally has been reduced to 15% through December 31, 2008. The deductibility of capital losses is limited.

Depending on whether the issue price of the New Notes is less than or greater than the stated redemption price at maturity, the Deemed Exchange could result, respectively, in the New Notes (i) being deemed to be issued with original issue discount which would be included in the U.S. holder’s income over the remaining term of the New Notes or (ii) being treated as issued with amortizable bond premium, which a U.S. holder may elect to amortize under a constant-yield-to-maturity basis as an offset to interest income on the New Notes. Any election with respect to amortizing bond premium will apply to all obligations owned or acquired by the U.S. holder in the current and all subsequent taxable years and may not be revoked without the permission of the IRS.

An exception to the capital gain treatment described above may apply to a U.S. holder who purchased an Old Note at a “market discount.” Subject to a statutory de minimis exception, Old Notes have market discount if they were purchased at an amount less than the issue price and less than the stated redemption price at maturity of the Old Notes. In general, unless the U.S. holder has elected to include market discount in income currently as it accrues, any gain realized by a U.S. holder on the sale of Old Notes having market discount in excess of a de minimis amount will be treated as ordinary income to the extent of the lesser of (a) the gain recognized or (b) the portion of the market discount that has accrued (on a straight-line basis or, at the election of the U.S. holder, on a constant-yield basis) while such Old Notes were held by the U.S. holder.

ALL HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE TAX CONSEQUENCES OF THE DEEMED EXCHANGE IN THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICATION OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS. IN ADDITION, THE TAX CONSEQUENCES OF OWNING THE OLD NOTES AND THE NEW NOTES ARE DESCRIBED UNDER “TAX CONSIDERATIONS” IN THE ATTACHED PROSPECTUS.

SELECTED FINANCIAL INFORMATION

The following information has been extracted or derived from the audited financial statements of BP and its subsidiaries (the “BP Group”) included within BP’s Annual Reports on Form 20-F for the relevant years, as reclassified to conform with the accounting presentation adopted in BP’s Annual Report on Form 20-F for the year ended December 31, 2002, and as restated to conform with U.K. Accounting Standard FRS 19.

The information for the six months ended June 30, 2002 and June 30, 2003 has been extracted or derived from unaudited interim financial statements of the BP Group and included in BP’s Report on Form 6-K for the period ended June 30, 2003.

	Six months ended June 30 (unaudited)		Years ended December 31,
	2003	2002	2002	2001	2000	1999	1998(a)
		(US$ million, except per share amounts)
U.K. GAAP Income statement data
Turnover	120,857	80,628	180,186	175,389	161,826	101,180	83,732
Less: joint ventures	(762)	(683)	(1,465)	(1,171)	(13,764)	(17,614)	(15,428)

Group turnover	120,095	79,945	178,721	174,218	148,062	83,566	68,304
Profit for the period	5,901	3,354	6,845	6,556	10,120	4,566	2,651
Per ordinary share(b): (cents) Profit for the period:
Basic	26.52	14.96	30.55	29.21	46.77	23.55	13.82
Diluted	26.44	14.88	30.41	29.04	46.46	23.42	13.76
Dividends	12.75	11.75	24.00	22.00	20.50	20.00	19.75
Average number outstanding of 25 cents ordinary shares (shares million)	22,245	22,415	22,397	22,436	21,638	19,386	19,192

Balance sheet data
Total assets	162,960	157,738	159,125	141,970	144,862	89,481	84,835
Net assets	73,081	68,126	70,047	65,759	66,152	38,092	37,693
Share capital	5,547	5,637	5,616	5,629	5,653	4,892	4,863
BP shareholders’ interest	72,065	67,586	69,409	65,161	65,584	37,031	36,621
Finance debt due after more than one year	12,709	12,555	11,922	12,327	14,772	9,644	9,641
Debt to borrowed and invested capital(c)	15%	16%	15%	16%	18%	20%	20%

Other data
Net cash inflow from operating activities(d)	13,307	8,769	19,342	22,409	20,416	10,290	9,586
Net cash outflow from capital expenditure acquisitions and disposals	2,172	5,155	10,983	11,604	6,207	5,142	6,520

U.S. GAAP
Income statement data
Revenues	120,095	79,945	178,721	174,218	148,062	83,566	68,304
Profit for the period before cumulative effect of accounting changes	7,000	4,485	8,397	4,526	10,183	4,596	2,826
Profit for the period	8,052	4,485	8,397	4,164	10,183	4,596	2,826
Comprehensive income	9,872	6,251	10,422	2,649	7,730	3,674	2,848
Profit per ordinary share(b): (cents)
Basic:
Before cumulative effect of accounting changes	31.46	20.01	37.48	20.16	47.05	23.70	14.72
Profit for the period	36.19	20.01	37.48	18.55	47.05	23.70	14.72
Diluted:
Before cumulative effect of accounting changes	31.36	19.90	37.30	20.04	46.74	23.56	14.66
Profit for the period	36.08	19.90	37.30	18.44	46.74	23.56	14.66
Profit per American Depositary Share(b): (cents)

	Six months ended June 30 (unaudited)		Years ended December 31,
	2003	2002	2002	2001	2000	1999	1998(a)
		(US$ million, except per share amounts)
Basic:
Before cumulative effect of accounting changes	188.76	120.06	224.88	120.96	282.30	142.20	88.32
Profit for the period	217.14	120.06	224.88	111.30	282.30	142.20	88.32
Diluted:
Before cumulative effect of accounting changes	188.16	119.49	223.80	120.24	280.44	141.36	87.96
Profit for the period	216.48	119.49	223.80	110.64	280.44	141.36	87.96

Balance sheet data
Total assets	169,970	162,943	164,090	145,990	151,966	90,262	85,458
BP shareholders’ interest	72,238	66,134	66,999	62,322	65,554	37,838	37,334

Other data
Net cash used in investing activities	(2,249)	(5,195)	11,083	11,685	6,326	4,922	6,861
Net cash used in financing activities	(7,744)	(2,328)	5,123	5,853	7,852	3,332	2,161

(a)	Effective as of January 1, 1999, the BP Group adopted Financial Reporting Standard No. 12 “Provisions, Contingent Liabilities and Contingent Assets”. Comparative figures for 1998 have been changed accordingly.
(b)	With effect from October 4, 1999, BP split (or subdivided) its ordinary share capital. As a result, the number of ordinary shares held at the close of business on Friday October 1, 1999 doubled and holders of American depositary shares received a two-for-one stock split. Comparative figures for 1998 have been changed accordingly.
(c)	Finance debt due after more than one year, compared with such debt plus BP and minority shareholders’ interests, i.e., net assets.
(d)	The net cash inflows from operating activities are presented in accordance with the requirements of Financial Reporting Standard No. 1 (Revised 1996) issued by the U.K. Accounting Standards Board. For a cash flow statement prepared on a U.S. GAAP basis, please see Item 18—Financial Statements—Note 50 of our Annual Report on Form 20-F for the fiscal year ended December 31, 2002, which is incorporated by reference to this prospectus supplement.

UNDERWRITING

The underwriters named below have severally agreed, subject to the terms and conditions of the Purchase Agreement with BP Capital U.K. and BP, dated September 16, 2003, to purchase the principal amount of notes of each series set forth below opposite their names. The underwriters are committed to purchase all of the notes if any notes are purchased.

Underwriters	Principal Amount of LIBOR Notes	Principal Amount of Fixed Rate Notes
ABN AMRO Incorporated	$250,000,000	$250,000,000

Lehman Brothers Inc.	$250,000,000	$250,000,000

The notes of each series are a new issue of securities with no established trading market. Application will be made to list each series of the notes on the Luxembourg Stock Exchange in accordance with its rules, although no assurance can be given that either series of the notes will be listed on the Luxembourg Stock Exchange, and if so listed, the listing does not assure that a trading market for either series of the notes will develop. BP Capital U.K. and BP have been advised by the underwriters that they intend to make a market in the notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for either series of the notes.

BP Capital U.K. and BP have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters propose to offer the fixed rate notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale. In connection with the sale of the fixed rate notes, the underwriters may be deemed to have received compensation from us in the form of underwriting discounts. The underwriters may effect such transactions by selling the fixed rate notes through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or purchasers of the fixed rate notes for whom they may act as agents or to whom they may sell as principal.

From time to time the underwriters engage in transactions with BP Capital U.K. or BP in the ordinary course of business. The underwriters have performed investment banking services for BP in the past and have received fees for these services.

In order to facilitate the offering of the notes of either series, the underwriters may engage in transactions that stabilize, maintain or support the price of such notes, as the case may be, for a limited period after the issue date. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the notes of either series for their own account. In addition, to cover over-allotments or to stabilize the price of the notes, the underwriters may bid for, and purchase, notes in the open market. Finally, the underwriters also may impose a penalty bid. This means that if an underwriter purchases notes in the open market to reduce the underwriter’s short position or to stabilize the price of either series of the notes, it may reclaim the amount of the selling concession from the underwriter who sold those notes as part of the offering. Any of these activities may stabilize or maintain the market price of the notes above independent market levels. In addition, the imposition of a penalty bid might have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in the offering. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

Each of the underwriters has severally represented and agreed that:

(i)  it has not offered or sold and will not offer or sell any notes to persons in the United Kingdom prior to the expiry of the period of six months from the issue date of the notes except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent)

for the purpose of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended);

(ii)  it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of any notes in circumstances in which Section 21(1) of the FSMA does not apply to BP Capital U.K. or BP; and

(iii)  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any notes in, from or otherwise involving the United Kingdom.

The underwriters have further agreed that the notes may not be offered, sold, transferred or delivered in or from The Netherlands, as part of their initial distribution or as part of any re-offering, and neither this prospectus supplement, the accompanying prospectus nor any other document in respect of the offering may be distributed or circulated in The Netherlands, other than to individuals or legal entities which include, but are not limited to, banks, brokers, dealers, institutional investors and undertakings with a treasury department, who or which trade or invest in securities in the conduct of a business or profession.

The underwriters will make the notes available for distribution on the Internet through a proprietary website and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between the underwriters and their customers and is not a party to any transactions. Market Axess Inc., a registered broker-dealer, will receive compensation from the underwriters based on transactions the underwriters conduct through the system. The underwriters will make the notes available to their customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

An affiliate of one of the underwriters will also receive compensation in a transaction related to the offering of the fixed rate notes.

It is expected that delivery of the notes will be made, against payment of the notes, on or about September 23, 2003, which will be the fifth business day following the date of pricing of the notes. Under Rule 15c6-1 under the Securities Exchange Act of 1934, purchases or sales of securities in the secondary market generally are required to settle within three business days (T+3), unless the parties to any such transaction expressly agree otherwise. Accordingly, purchasers of the notes, who wish to trade the notes on the date of this prospectus supplement or the next succeeding business day, will be required, because the notes initially will settle within five business days (T+5), to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade on the date of this prospectus supplement or the next succeeding business day should consult their own legal advisors.

GENERAL INFORMATION

Listing and Documents Available

Application will be made to list each series of the notes on the Luxembourg Stock Exchange in accordance with its rules. The Memoranda and Articles of Association of BP Capital U.K. and BP and a legal notice relating to the issuance of the notes will be deposited prior to listing with the Register of Commerce and Companies in Luxembourg, where such documents may be examined and copies obtained upon request. Copies of the above documents together with:

•	this prospectus supplement and prospectus;

•	the purchase agreement, the indenture, the supplemental indenture and the guarantee;

•	BP Capital U.K.’s non-consolidated audited financial information contained in its Annual Reports and Accounts for the years ended December 31, 2001 and December 31, 2002;

•	BP’s consolidated audited financial information contained in its Annual Reports on Forms 20-F for the years ended December 31, 2001 and December 31, 2002;

•	BP’s non-consolidated audited balance sheets contained in its Annual Reports and Accounts for the years ended December 31, 2001 and December 31, 2002;

•	BP’s consolidated unaudited financial information contained in its Report on Form 6-K for the quarterly periods ended March 31, 2003 and June 30, 2003;

•	as well as all other documents incorporated by reference herein, including BP’s Annual Report on Form 20-F for the year ended December 31, 2002 and future Annual Reports on Form 20-F and Reports on Form 6-K;

so long as either series of the notes are listed on the Luxembourg Stock Exchange, will be made available for inspection, and may be obtained free of charge, at the following addresses:

BP Shareholder Services 4101 Winfield Road—3W Warrenville, Illinois 60555 Phone: (800) 638-5672	Kredietbank S.A. Luxembourgeoise 43 Boulevard Royal L-2955, Luxembourg

BP also files annual reports and other reports and information with the Securities and Exchange Commission (the “SEC”). Any document BP files with the SEC may be read and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain more information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. BP’s filings are also available to the public at the SEC’s website at http://www.sec.gov.

BP Capital U.K. does not produce consolidated financial statements or interim financial statements. BP does not produce non-consolidated annual cash flow or income statements or non-consolidated interim financial statements.

The financial information of BP contained in this document does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985 (the “Companies Act”). Statutory accounts for the three financial years ended December 31, 2002 for BP have been delivered to the Registrar of Companies in England and Wales. BP’s auditors have made reports under Section 235 of the Companies Act on the last statutory accounts that were not qualified within the meaning of Section 262 of the Companies Act and did not contain a statement made under Section 237(2) or Section 238(3) of the Companies Act.

Kredietbank S.A. Luxembourgeoise will act as listing agent.

Luxembourg Transfer and Paying Agent

For as long as either series of the notes are listed on the Luxembourg Stock Exchange, BP Capital U.K. will maintain a transfer and paying agent in Luxembourg. BP Capital U.K. expects to initially appoint Kredietbank S.A. Luxembourgeoise acting out of its corporate office in Luxembourg, or its successor, as the transfer and paying agent. BP Capital U.K. will notify you of any change in the Luxembourg transfer and paying agent by publication in Luxembourg.

Transfer and Payment Procedures in Luxembourg

In the limited situations in which the global security would be terminated and interests in it would be exchanged for physical certificates representing definitive securities, the following provisions shall apply in accordance with the terms of the indenture:

•	Upon surrender for registration of transfer of any registered note at the office of the Luxembourg transfer agent, such transfer agent, subject to and in accordance with the terms of the indenture, will deliver in the name of the designated transferee or transferees, or (in the case of a partial transfer) the registered holder, one or more new registered notes of the same class of any authorized denominations and of like aggregate principal amount. Every registered note presented or surrendered for registration of transfer shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to BP Capital U.K. and the transfer agent duly executed, by the holder thereof or its attorney duly authorized in writing.

•	Registered notes issued upon any exchange or transfer will be delivered at the office of the Luxembourg transfer agent. No service charge shall be made for any registration of transfer or exchange of notes, but BP Capital U.K. may require payment from the holder of a sum sufficient to cover any tax or other government charge that may be imposed in connection with the transfer or exchange.

•	BP Capital U.K. will pay interest to each registered holder listed in the Luxembourg paying agent’s records on the close of business fifteen days in advance of each due date for interest, even if such holder no longer owns the security on the interest due date.

•	BP Capital U.K. will pay interest, principal and any other money due on the registered notes at the office of the Luxembourg paying agent. That office is currently located at 43 Boulevard Royal, P.O. Box 1108, L-2955, Luxembourg. Payments of principal with respect to definitive notes will be made against surrender of such definitive notes at the office of the Luxembourg paying agent. Registered holders must make arrangements to have their payments picked up at or wired from that office. Payments can also be made by check sent by post.

Notices

As long as the notes are issued in global form, notices to be given to holders of the notes will be given to DTC, in accordance with its applicable procedures from time to time.

As long as the notes are listed on the Luxembourg Stock Exchange and its rules so require, BP Capital U.K. will also give notices to holders by publication in a daily newspaper of general circulation in Luxembourg. BP Capital U.K. expects that newspaper to be, but it need not be, the Luxemburger Wort. If publication in Luxembourg is not practical, BP Capital U.K. will make the publication elsewhere in Western Europe. “Daily newspaper” means a newspaper that is published on each day, other than a Saturday, Sunday or holiday, in Luxembourg or, when applicable, elsewhere in Western Europe. You will be presumed to have received these notices on the date BP Capital U.K. first publishes them.

Neither the failure to give any notice to a particular holder, nor any defect in a notice given to a particular holder, will affect the sufficiency of any notice given to another holder.

Ratio of Earnings to Fixed Charges

	Six months ended	Years ended December 31,
	June 30, 2003	2002	2001	2000	1999	1998
	(unaudited)	(unaudited)
For the BP Group(1)	17.2	8.4	8.3	9.7	5.7	4.3
For the BP Group adjusted to accord with U.S. GAAP(2)	21.7	9.2	6.5	9.2	5.6	4.1

Fixed charges for both computations consist of interest (including capitalized interest) on all indebtedness, amortization of debt discount and expense and that portion of rental expense representative of the interest factor.

(1)	Earnings consist of profit before taxation, after eliminating the BP Group’s share of undistributed income of associated undertakings, plus fixed charges (excluding capitalized interest).
(2)	Earnings consist of the earnings available for payment of fixed charges as determined for the BP Group, in accordance with U.K. GAAP, after taking account of adjustments to profit before taxation in accordance with U.S. GAAP.

Capitalization and Indebtedness of BP Capital U.K.

The following table shows the unaudited capitalization and indebtedness of BP Capital U.K. as of June 30, 2003:

As of June 30, 2003
(US$ million)
Share capital
Authorized share capital(1)	165

Called up share capital(2)	165
Share premium account	207

Total share capital	372

Finance debt(3-6)
Due within one year(7)	1,682
Due after more than one year	3,624

Total finance debt	5,306

Total Capitalization(8)	5,678

(1)	Authorized share capital comprises 99,999,990 ordinary shares, par value £1 per share, and 10 cumulative preference shares, par value £1 per share.
(2)	Issued and outstanding share capital as of June 30, 2003, comprised 99,999,990 ordinary shares, par value £1 per share.
(3)	Finance debt recorded in currencies other than U.S. dollars has been translated into U.S. dollars at the relevant exchange rates existing on June 30, 2003.
(4)	As of June 30, 2003 all of the finance debt of BP Capital U.K. had been guaranteed by BP.
(5)	Total finance debt as of June 30, 2003 reported in the above table excluded borrowings from other BP Group companies.
(6)	As of June 30, 2003, BP Capital U.K. has no material outstanding contingent liabilities or guarantees. All of BP Capital U.K.’s debt is unsecured.
(7)	As of September 9, 2003, BP Capital U.K.’s outstanding U.S. and Euro commercial paper, reported under finance debt due within one year in the above table, had increased by US$1,798 million equivalent.
(8)	Other than as disclosed in note (7), there has been no material change since June 30, 2003 in the capitalization, indebtedness or contingent liabilities of BP Capital U.K.

Capitalization and Indebtedness of BP Group

The following table shows the unaudited consolidated capitalization and indebtedness of BP Group, as of June 30, 2003.

As of June 30, 2003
(US$ million)
Share capital
Authorized share capital(1)	9,021

Called up share capital(2)	5,547
Share premium	3,870
Merger reserve	27,057
Capital redemption reserve	523
Other reserves	149

Total share capital	37,146

Finance debt(3-5)
Due within one year(6)	5,885
Due after more than one year(7)	12,709

Total finance debt	18,594

Total Capitalization(8)	55,740

(1)	Authorized share capital comprises 36 billion ordinary shares, par value US$0.25 per share, and 12,750,000 cumulative preference shares, par value £1 per share.
(2)	Issued and outstanding share capital as of June 30, 2003, comprised 22,101,622,356 ordinary shares, par value US$0.25 per share, and 12,706,252 preference shares, par value £1 per share. As of September 9, 2003, BP’s called up share capital comprised 22,106,082,374 ordinary shares, par value US$0.25 per share, and 12,706,252 preference shares, par value £1 per share.
(3)	Finance debt recorded in currencies other than U.S. dollars has been translated into U.S. dollars at the relevant exchange rates existing on June 30, 2003.
(4)	Obligations under finance leases are included under “Finance Debt” in the above table.
(5)	As of June 30, 2003, BP had outstanding guarantees totaling US$17,272 million, of which US$17,216 million equivalent related to guarantees in respect of borrowings by its subsidiary undertakings. Thus, 93% of the finance debt had been guaranteed by BP. BP has no material outstanding contingent liabilities. All of BP’s debt is unsecured.
(6)	As of September 9, 2003, BP’s finance debt due within one year had increased by US$2,339 million equivalent, including an increase in U.S. and Euro commercial paper of US$2,357 million equivalent.
(7)	As of September 9, 2003, BP’s finance debt due after more than one year had fallen by US$185 million equivalent.
(8)	Other than as disclosed in Notes (2), (6) and (7), there has been no material change since June 30, 2003 in the consolidated capitalization, indebtedness or contingent liabilities of BP.

Authorization

The notes will be issued pursuant to authority granted by the board of directors of BP Capital U.K. on September 19, 2003. The giving of the guarantee will be authorized by the exercise of the delegated authority of the Chief Financial Officer of BP on September 23, 2003, such authority delegated to him by the Chief Executive Officer of BP on July 9, 2003 pursuant to a board resolution of BP on April 20, 2001.

Material Change

As of the date of this prospectus supplement, other than as disclosed or contemplated herein or in the documents incorporated by reference, to the best of BP Capital U.K.’s and BP’s knowledge and belief, there has been no material adverse change in the financial position of BP on a consolidated basis since June 30, 2003. See “Where You Can Find More Information About Us” in the attached prospectus.

Litigation

As of the date of this prospectus supplement, other than as disclosed or contemplated herein or in the documents incorporated by reference, to the best of BP Capital U.K.’s and BP’s knowledge and belief, BP Capital U.K. and BP are not parties to any legal or arbitration proceedings (including any that are pending or threatened) that may have, or have had, since December 31, 2002, a significant effect on BP’s consolidated financial position or that are material in the context of the issuance of the notes which could jeopardize BP Capital U.K.’s and BP’s ability to discharge its obligation under the notes.

Clearance Systems

The notes have been accepted for clearance through the DTC, Euroclear and Clearstream, Luxembourg systems. The LIBOR notes have the following codes: CUSIP 05565Q AJ 7; Common Code 017711598; and ISIN US05565QAJ76. The fixed rate notes have the following codes: CUSIP 05565Q AH 1; Common Code 017711415; and ISIN US05565QAH11.

PRINCIPAL OFFICES OF THE ISSUER

BP Capital Markets p.l.c.

Breakspear Park, Breakspear Way

Hemel Hempstead

Herts HP2 4UL, England

PRINCIPAL OFFICES OF THE GUARANTOR

BP p.l.c.

1 St. James’s Square

London SW1Y 4PD, England

THE TRUSTEE

JPMorgan Chase Bank

4 New York Plaza

New York, New York 10004

LEGAL ADVISERS

To the Issuer and the Guarantor as to United States law

Sullivan & Cromwell LLP

A Limited Liability Partnership

125 Broad Street

New York, New York 10004

To the Underwriters as to United States law

Cleary, Gottlieb, Steen & Hamilton

One Liberty Plaza

New York, New York 10006

PRINCIPAL PAYING AGENT AND PRINCIPAL REGISTRAR

JPMorgan Chase Bank

4 New York Plaza

New York, New York 10004

LUXEMBOURG LISTING, TRANSFER AND PAYING AGENT

Kredietbank S.A. Luxembourgeoise

43 Boulevard Royal

P.O. Box 1108

L-2955, Luxembourg

AUDITORS TO THE ISSUER AND THE GUARANTOR

Ernst & Young

Beckett House

1 Lambert Palace Road

London SWI 7EU, England

No person has been authorized to give any information or to make any representations other than those contained in this prospectus supplement or the prospectus and, if given or made, such information or representations must not be relied upon as having been authorized. This prospectus supplement and the prospectus do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this prospectus supplement or an offer to sell or solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus supplement or the prospectus nor any sale made hereunder or thereunder shall, under any circumstances, create any implication that there has been no change in the affairs of BP Capital Markets p.l.c. or BP p.l.c. since the date hereof or that the information contained herein or therein is correct as of any time subsequent to the date of such information.

$1,000,000,000

BP Capital Markets p.l.c.

$500,000,000 LIBOR Guaranteed Notes Due October 15, 2004

$500,000,000 2.625% Guaranteed Notes Due March 15, 2007

Payment of the principal of and interest on the notes is guaranteed by

BP p.l.c.

ABN AMRO Incorporated

Lehman Brothers